UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 26, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Adesto Technologies Corporation

File No. 333-206940 - CF#32659

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Adesto Technologies Corporation submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 14, 2015, as amended.

Based on representations by Adesto Technologies Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.06	through September 26, 2026
Exhibit 10.07	through September 28, 2022
Exhibit 10.11	through April 18, 2018
Exhibit 10.12	through July 21, 2025
Exhibit 10.13	through July 21, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary